March 15, 2022

Lisa N. Larkin, Esq.
U.S. Securities and Exchange Commission via electronic filing
100 F Street, N.E.
Washington, DC  20549

RE:	Vanguard Chester Funds (the “Trust”)
Registration Statement on Form N-14
File No. 333-262700

Dear Ms. Larkin,
This letter responds to your comments provided on March 14, 2022, to the Trust’s Registration Statement on Form N-14 filed with the Commission on February 14, 2022, in connection with the proposed acquisition of substantially all of the assets and assumption of all the liabilities of Vanguard Target Retirement 2015 Fund (the “Acquired Fund”) by Vanguard Target Retirement Income Fund (the “Acquiring Fund,” and with the Acquired Fund, the “Funds”). The Funds are series of the Trust.
Comment 1: In the “Key Points about the Reorganization” section, consider further defining the Target Retirement Funds.

Response:  We have revised the disclosure in the manner requested.

Comment 2:  On page two under “Similar Costs for Shareholders,” please add a “0” before the decimal in “.12%.”

Response: We have revised the disclosure in the manner requested.

Comment 3:  Please confirm the formatting and pagination are as they should be.

Response: We confirm the formatting and pagination are as they should be.

Comment 4:  On page 5 under “Additional Information is Available,” please confirm if the Acquiring Fund’s prospectus was intended to be incorporated by reference.

Response: The Acquiring Fund’s prospectus is not incorporated by reference in this section because it is included as Appendix B.

Comment 5:  Please provide the completed capitalization table.

Response: We provided the completed capitalization table under separate cover.

Please contact me at elizabeth_bestoso@vanguard.com or (610) 669-2531 with any questions or comments regarding the above response.

Sincerely,

/s/ Elizabeth Bestoso

Elizabeth Bestoso
Senior Counsel
The Vanguard Group, Inc.

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